UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Results of Annual General Meeting

On June 28, 2023, Achilles Therapeutics plc (“Achilles” or the “Company”) held its 2023 Annual General Meeting (the “Annual General Meeting”), and all resolutions were passed as proposed. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2023 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	For	Against	Abstain
To re-elect Edwin Moses as a Director of the Company.	8,617,511	1,477,612	11,147,779
To re-elect Iraj Ali as a Director of the Company.	10,043,271	63,501	11,137,830
To re-elect Carsten Boess as a Director of the Company.	10,029,308	64,801	11,148,293
To re-elect Bernhard Ehmer as a Director of the Company.	10,031,806	64,803	11,148,293
To re-elect Michael Giordano as a Director of the Company.	10,032,813	63,796	11,148,293
To re-elect Julie O’Neill as a Director of the Company.	10,032,238	64,878	11,147,786
To re-appoint KPMG LLP as UK statutory auditors of the Company, to hold office until the conclusion of the next Annual General Meeting.	10,128,267	14,515	11,099,620
To authorize the Company’s Audit Committee to determine the Company’s auditors’ remuneration for the fiscal year ending December 31, 2023.	10,134,132	16,841	11,093,929
To receive the UK statutory annual accounts and report for the fiscal year ended 31 December 2022 and to note that the Directors do not recommend the payment of any dividend for the year ended December 31, 2022.	10,143,307	8,219	11,093,376
To receive and approve, on a non-binding, advisory basis, the Company’s UK statutory Directors’ Remuneration Report for the year ended December 31, 2022.	8,424,258	1,700,258	11,120,386

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on May 26, 2023 and furnished as Exhibit 99.1 to this Current Report on Form 6-K.

INDEX TO EXHIBITS

Number	Description

99.1	Notice of Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: June 29, 2023	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer